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            [LETTERHEAD OF PLATINUM TECHNOLOGY INTERNATIONAL, INC.]

                                 April 5, 1999

Dear Stockholder:

     I am pleased to report that on March 29, 1999, our company entered into a merger agreement with Computer Associates International, Inc. ("Computer Associates") and one of its subsidiaries that provides for our acquisition by Computer Associates. You should know and consider the following important highlights of the merger agreement.

 .    a subsidiary of Computer Associates has made a tender offer for all of our outstanding shares of common stock at a price per share of $29.25 in cash

 .    if the tender offer is successful and after approval by our stockholders
     (if necessary), we will merge with a subsidiary of Computer Associates, and all shares not tendered in the offer will be converted into the right to receive $29.25 in cash in the merger

 .    Our board of directors has unanimously approved the merger agreement and the Computer Associates offer

     Our board of directors carefully considered many factors when it decided to recommend Computer Associates' offer. These factors included our current and historical stock price, the opinion of Credit Suisse First Boston Corporation that the offer price of $29.25 per share is fair to the holders of the Company's common stock (other than the Computer Associates and its affiliates) from a financial point of view and Computer Associates' contractual obligations under the merger agreement. After careful consideration, our board of directors unanimously recommends that you accept the Computer Associates offer and tender your shares to Computer Associates.

     Accompanying this letter is:

 .    a copy of our Solicitation/Recommendation Statement on Schedule 14D-9

 .    Computer Associates' Offer to Purchase and related materials, including a
     Letter of Transmittal for use in tendering shares

     We urge you to read the enclosed materials carefully.

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     In light of the proposed transaction with Computer Associates, our 1999 annual meeting of stockholders will be postponed pending completion of the tender offer and the merger. Our management and directors thank you for the support you have given the company.

     On behalf of the Board of Directors,

                                    Sincerely,
                                    /s/ Andrew J. Filipowski
                                    Andrew J. Filipowski
                                    Chairman of the Board, President and
                                    Chief Executive Officer